SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BVR Systems Wins US$1.5 Million Contract from Boeing

ROSH HA’AYIN, Israel, Oct. 10 2004 /PRNewswire-FirstCall/ — BVR Systems (1998) Ltd. (OTC Bulletin Board: BVRSF — News), today announced the award of a contract, valued at approximately US$1.5 million, for the integration of EHUD™ Air Combat Maneuvering Instrumentation (ACMI) systems on Boeing’s new F-15K aircraft, to be supplied to the Republic of Korea Air Force (ROKAF).

BVR shall provide software, hardware upgrades and integration for the EHUD™ ACMI system in Korea to support the advanced capabilities and features of the Boeing F-15K fighter aircraft. The F-15K shall be provided to the Republic of Korea in 2005 and the coming years, under a contract between the ROKAF and Boeing.

In December 1999 BVR won a major EHUD™ ACMI contract in Korea for the provision of a large quantity of EHUD ACMI systems, integrated with the ROKAF’s front-line combat aircraft fleet. BVR also provided an innovative infrastructure of ground stations and data-link communication. These systems were installed in, and between, numerous ROKAF airbases and sites in Korea, to provide comprehensive real-time monitoring & control capabilities, as well as 3-D debriefing and After Action Review for combat training exercises. This system is fully operational in ROKAF since 2002.

In January 2003 BVR and Boeing signed a Memorandum of Understanding for the cooperation in the field of Airborne Embedded Training.

The EHUD(TM) ACMI system is a complete on-board autonomous training and safety suite, with state-of-the-art post-flight debriefing capabilities. The EHUD(TM) rangeless system is designed to enhance the airborne training of fighter pilots on a broad range of missions. It is a highly effective Air-to-Air and Air-to-Ground mission training and debriefing system. The system’s sophisticated safety features include mid-air and ground collision audio warnings, in addition to an extensive rule violation library. BVR’s EHUD(TM) is unsurpassed in capability, reliability and maintainability.

BVR Systems’ Chief Executive Officer, Ilan Gillies, commented: “We are honored to receive this contract from Boeing that will serve to further enhance our EHUD™ ACMI system. BVR’s strategy is to strengthen our leading position in the area of on-board training, while enhancing unique technology in the networking and inter-operability of Live, Virtual and Constructive training systems. BVR values the ROKAF as a strategic customer and we are committed to its complete satisfaction. BVR retained its core competencies and delivers state-of-the-art systems to its customers, despite major restructuring at the beginning of the year. We are encouraged by the increase in new orders achieved by BVR this year in our On-Board Training product line. In the coming months we will work towards securing additional orders in our Simulators product line, as well as developing the next generation of On-Board Embedded Simulation systems.”

BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces. For more information visit the Company’s web site at http://www.bvrsystems.com.

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

Contacts:
Gilad Yavetz
BVR Systems (1998) Ltd.
Tel. 011-972-3-900-8000

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. BY: /S/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: October 11, 2004